SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

With copies to:

Steven J. Gartner, Esq. Robert T. Langdon, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:      Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Private Equity IX, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus IX LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

The Reporting Persons (as defined below) previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on March 2, 2006, as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 26, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), and Amendment No. 6 thereto filed with the SEC on June 24, 2010 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are collectively referred to herein as the “Original Schedule 13D”).  As disclosed in Amendment No. 6 to the Original Schedule 13D, the Reporting Persons have, however, determined they will no longer file amendments to the Original Schedule 13D jointly with the JLL Reporting Persons (as defined in the Original Schedule 13D).  Accordingly, the Reporting Persons are filing this Schedule 13D.

Item 1.   Security and Issuer

The class of securities to which this statement on Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Builders FirstSource, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201.

Item 2.  Identity and Background

(a) This Schedule 13D is filed by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”); Warburg Pincus IX LLC, a New York limited liability company and sole general partner of WP IX (“WP IX LLC”); Warburg Pincus Partners LLC, a New York limited liability company and sole member of WP IX LLC (“WPP LLC”); Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”); Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”); and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (WP IX, WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy collectively being the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act, as amended (the “Exchange Act”).  The Joint Filing Agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1 (the “Joint Filing Agreement”).

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.   The general partners of WP and the members and managing directors of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

(c) The principal business of WP IX is that of making private equity and related investments. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP IX LLC. The principal business of WP IX LLC is acting as general partner of WP IX. The principal business of WP LLC is managing certain private equity funds, including WP IX.  The principal business of each Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP, and the members and managing directors of WP LLC is set forth on Schedule I hereto.

(d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or managing directors named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or managing directors named on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) WP IX is a limited partnership organized under the laws of the State of Delaware.  WP IX LLC, WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York. Messrs. Kaye and Landy are citizens of the United States of America. Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On February 28, 2012 through March 7, 2012, WP IX acquired an aggregate of 166,482 shares of Common Stock in open market purchases as set forth in Schedule II for aggregate consideration (excluding commissions) of approximately $518,472.  All of the funds required to acquire the shares of Common Stock were obtained from the working capital of WP IX, which in turn was obtained from capital contributions from the limited partners of WP IX.

Item 4.  Purpose of Transaction

The acquisitions of shares of Common Stock by WP IX were effected because of the belief that the shares represent an attractive investment.  The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company's financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, Board of Directors, Company−related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant.  The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of the Common Stock, (or other securities of the Company or any of its subsidiaries), including the seeking of necessary regulatory approvals in connection therewith, or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Common Stock or other securities of the Company or any of its subsidiaries, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Board of Directors, existing or potential strategic partners of the Company or any of its subsidiaries, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Common Stock and other securities of the Company or any of its subsidiaries, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company or any of its subsidiaries.

Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, has any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) By virtue of its direct ownership of 24,613,907 shares of Common Stock, WP IX may be deemed to be the beneficial owner of 24,613,907 shares of  Common Stock, which represent 25.5% of the outstanding shares of Common Stock.  The percentages used in this Schedule 13D are calculated based upon a total of 96,612,914 shares of Common Stock issued and outstanding as of February 29, 2012 as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 2, 2012.  As a result of their respective relationships with WP IX and each other, Reporting Persons may be deemed to be the beneficial owners of 24,613,907 shares of Common Stock, which represent 25.5% of the outstanding shares of Common Stock.

(b) Each of  WP IX LLC, WPP LLC, WP LLC and WP may be deemed to share with WP IX the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,613,907 shares of Common Stock.  WP IX may be deemed to beneficially own as of the date of this filing.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by WP IX.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.  As a result of the voting arrangements set forth in the Stockholders’ Agreement (as defined in the Original Schedule 13D), JLL Holdings (as defined in the Original Schedule 13D) and WP IX may be deemed to have formed a group for purposes of Sections 13(d) of the Exchange Act.  Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock beneficially owned by the JLL Reporting Persons.1

(c) Except as described in this Schedule 13D (including the schedules to this Schedule 13D), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I hereto.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D.

     Except as described herein and as described in the Original Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

____________________________
1  As of June 22, 2010, as disclosed in Amendment No. 6 to the Original Schedule 13D, the JLL Reporting Persons beneficially owned 24,344,584 shares of Common Stock.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated March 16, 2012.

Exhibit 99.2	Investment Agreement, dated as of October 23, 2009 (incorporated by reference to Exhibit 1of Amendment No. 4 to the Original Schedule 13D, as filed with the SEC on October 26, 2009).

Exhibit 99.3	Registration Rights Agreement, dated as of January 21, 2010 (incorporated by reference to Exhibit B of Amendment No. 5 to the Original Schedule 13D, as filed with the SEC on January 22, 2010).

Exhibit 99.4	Stockholders Agreement, dated as of June 22, 2010 (incorporated by reference to Exhibit B of Amendment No. 6 to the Original Schedule 13D, as filed with the SEC on June 24, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2012
WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By:   Warburg Pincus IX LLC, its General Partner
By:   Warburg Pincus Partners LLC, its Sole Member
By:   Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
        Name:  Scott A. Arenare
        Title:    Partner

Dated: March 16, 2012	WARBURG PINCUS IX LLC By: Warburg Pincus Partners LLC, its Sole Member By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: March 16, 2012	WARBURG PINCUS PARTNERS LLC By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: March 16, 2012	WARBURG PINCUS LLC By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director

Dated: March 16, 2012	WARBURG PINCUS & CO. By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: March 16, 2012	CHARLES R. KAYE By: /s/ Scott A. Arenare Name: Charles R. Kaye By: Scott A. Arenare, Attorney-in-Fact*
Dated: March 16, 2012	JOSEPH P. LANDY By: /s/ Scott A. Arenare Name: Joseph P. Landy By: Scott A. Arenare, Attorney-in-Fact**
* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on the Original Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on the Original Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Charles Carmel	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Vice-Chairman of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Joseph Gagnon	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC

Fred Hassan	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Kenneth Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC
Nitin Nayar	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John L. Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC

Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*

Warburg Pincus Principal Partnership, L.P. **
Warburg Pincus Real Estate Principal Partnership, L.P. **
______________________________________ * New York limited partnership; primary activity is ownership interest in WP ** Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Simon Begg (1)	Member and Managing Director of WP LLC
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Paul Best (1)	Member and Managing Director of WP LLC
Charles Carmel	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (2)	Member and Managing Director of WP LLC
Miao Chi (3)	Member and Managing Director of WP LLC; Partner of WP
Stephen J. Coates (1)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Vice-Chairman of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (1)	Member and Managing Director of WP LLC
Dai Feng (2)	Member and Managing Director of WP LLC
Robert Feuer (4)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP

Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Fred Hassan	Member and Senior Advisor of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Kenneth Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Senior Advisor of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (2)	Member and Managing Director of WP LLC
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
Nitin Nayar	Member and Managing Director of WP LLC; Partner of WP

James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adrash Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (3)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Lars Singbartl (7)	Member and Managing Director of WP LLC
Chang Q. Sun (2)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Somit Varma (5)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (2)	Member and Managing Director of WP LLC
Jeremy S. Young (1)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Yue Zhiming (2)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

___________________________

(1) Citizen of United Kingdom
(2) Citizen of Hong Kong
(3) Citizen of Canada
(4) Citizen of Hungary
(5) Citizen of India
(6) Citizen of Italy
(7) Citizen of Germany

As of  March 1, 2012

SCHEDULE II

Date	Purchasing Entity	Number of Shares	Per Share Price ($)2
2/28/12	WP IX	19,000	$3.153
2/29/12	WP IX	47,100	$3.104
3/1/12	WP IX	34,006	$3.095
3/2/12	WP IX	31,905	$3.126
3/5/12	WP IX	8,100	$3.117
3/6/12	WP IX	3,700	$3.148
3/7/12	WP IX	22,671	$3.149

2 The price reported in the “Price Per Share” column is a weighted average price. The Reporting Persons undertake  to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Schedule 13D.

3These shares were purchased in multiple transactions at prices ranging from $3.14 to $3.16, inclusive.

4 These shares were purchased in multiple transactions at prices ranging from $3.06 to $3.20, inclusive.

5 These shares were purchased in multiple transactions at prices ranging from $3.05 to $3.15, inclusive.

6 These shares were purchased in multiple transactions at prices ranging from $3.05 to $3.20, inclusive.

7 These shares were purchased in multiple transactions at prices ranging from $3.05 to $3.15, inclusive.

8 These shares were purchased in multiple transactions at prices ranging from $3.13 to $3.15, inclusive.

9 These shares were purchased in multiple transactions at prices ranging from $3.12 to $3.15, inclusive.